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                            December 8, 2020

       Robert Antokol
       Chief Executive Officer
       Playtika Holding Corp.
       c/o Playtika Ltd.
       HaChoshlim St 8
       Herzliya Pituarch, Israel

                                                        Re: Playtika Holding
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
23, 2020
                                                            CIK No. 0001828016

       Dear Mr. Antokol:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated November 12, 2020.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Consolidated Financial Statements
       Note 1. Organization and Summary of Significant Accounting Policies Revenue recognition, page F-12

   1. We note your response to prior comment 10. Please revise your disclosure to state, as you do in your response,
that you do not know the total price paid by the customer to the service provider.
 Robert Antokol
FirstName LastNameRobert   Antokol
Playtika Holding Corp.
Comapany8,
December   NamePlaytika
             2020        Holding Corp.
December
Page 2    8, 2020 Page 2
FirstName LastName
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael Treska